EXHIBIT 99.1

NXT Energy Solutions Inc. Advises the Launch of a Multi-Client Survey in the Gulf of Mexico

CALGARY, Alberta, May 18, 2017 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX:SFD) (OTCQB:NSFDF) advises that it has commenced work on the first ever SFD® Multi-Client Survey in the Gulf of Mexico.

NXT’s patented SFD® Technology has been approved by the Comisión Nacional de Hidrocarburos, (“CNH”), for work credits by exploration companies in Mexico.  Details of the authorization can be found on the ARES (CNH Exploration Authority) website: http://www.gob.mx/cnh/documentos/consulta-las-ares-otorgadas

The airborne survey will be conducted over the areas that have been identified by CNH for the shallow water bid-round 2.1, covering the Tampico-Misantla, Veracruz and Cuencas del Sureste exploration areas. For further information on these areas please visit: http://rondasmexico.gob.mx/r2-l01-bloques

The SFD® survey covers an area of approximately 8,900 square kilometers and provides participants with a unique data set which may be used to confirm seismically identified potential traps.  The SFD® survey may also provide critical information on the presence of potential trapped fluid accumulations, which may be useful in the evaluation of prospective blocks.

The Company anticipates the program will take approximately 25 days to complete.  The results and recommendations will be made available to participating customers prior to the bid round.  The survey data should then have continuing utility to the winning bidders as they develop their drilling plans.

NXT was recently featured in a supplement of the Oil and Gas Journal that focused on the Mexican Hydrocarbon and Electricity sectors.  To download a copy of the article please visit www.ogj.com.

George Liszicasz, Chairman and CEO of NXT stated, “We are very pleased to commence work on this ’first of a kind’ survey, and look forward to working with our customers on the integration of this data set to identify the areas on which to focus their exploration efforts.  This survey builds on the existing SFD® database that we acquired in the Gulf of Mexico in 2012 for PEMEX, where SFD® anomalies have been proven by drilling activity.  We continue to view the Gulf of Mexico as one of immense importance for NXT.”

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT Energy are described in its most recent MD&A for the year ended December 31, 2016 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the OTC QB Markets accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:

Bev Stewart
V-P Finance & CFO
NXT Energy Solutions Inc.
403-206-0807
nxt_info@nxtenergy.com
www.nxtenergy.com

Kin Communications
Investor Relations
1-866-684-6730 / 604-684-6730
sfd@kincommunications.com